EXHIBIT 99.1
MAGAL RECEIVES $4 MILLION IN MAINTENANCE CONTRACTS

YEHUD, Israel – August 13, 2018-- Magal Security Systems, Ltd. (NASDAQ: MAGS) announced today the receipt of two maintenance contracts in the Americas amounting to approximately $4 million.

One of the contracts is for the maintenance and support of Magal's products already installed at various correctional facilities and the second is to provide maintenance and support for the perimeter security for the facilities of an electrical power generation company.

Mr. Dror Sharon, CEO of Magal, commented, "These type of contracts provide Magal with an ongoing, reliable and predictable revenue stream, which is aligned with our strategy to increase the portion of these type of revenues in our overall mix. The advanced technologies and the increasingly complex nature of adequately securing sites, calls for maintenance and support services from a partner our clients can trust. This is why they continue expressing a strong interest in both our security products and services, as well as in our long-term support and maintenance offering."

ABOUT MAGAL

Magal is a leading international provider of solutions and products for physical and video security solutions, as well as site management. Over the past 45 years, Magal has delivered its products as well as tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries – under the most challenging conditions.

Magal offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation, cutting-edge physical security information management system (PSIM). The solutions leverage our broad portfolio of home-grown PIDS (Perimeter Intrusion Detection Systems), Symphony – our advanced VMS (Video Management Software) with native IVA (Intelligent Video Analytics) security solutions.

Forward Looking Statements

Certain statements made herein that are not historical, are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Such statements are based on assumptions and expectations, which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in Magal's reports filed from time to time with the Securities and Exchange Commission, including its Annual Report on Form 20-F and Current Reports on Form 6-K.

For more information:
Magal Security Systems Ltd.
Diane Hill, Secretary to the CEO
Tel: +972-3-539-1421
E-mail: dianeh@magal-s3.com
Web: http://www.magal-s3.com

GK Investor Relations
Ehud Helft / Gavriel Frohwein
Tel: (US) +1-646-688-3559
 E-mail: magal@gkir.com